Exhibit 99

September 12, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that based on the recommendations of Governance, Nomination and Remuneration Committee and pursuant to the Banking Regulation Act, 1949 and the Reserve Bank of India (Commercial Banks - Governance) Directions, 2025, the Board of Directors of the Bank at its meeting held today i.e. on September 12, 2026, approved the following, which is being submitted to Reserve Bank of India (“RBI”) for its approval:

(i)	Appointment of the Managing Director & Chief Executive Officer of the Bank, by submitting the names of two candidates in order of preference and the remuneration proposed to be paid to them, for a period of three years, subject to approval of RBI.

(ii)	Re-appointment of Mr. V. Srinivasa Rangan (DIN: 00030248) as a Whole-time Director (designated as Executive Director) of the Bank along with remuneration payable to him with effect from November 23, 2026 till November 22, 2027.

(iii)	Appointment of Mr. Jimmy Tata (DIN: 06888364) as a Whole-time Director (designated as Executive Director) of the Bank along with remuneration payable to him, for a period of 3 (three) years with effect from the date of approval of RBI or such other date/ period specified by RBI.

(iv)	Creation of one additional position of Whole-time Director, thereby increasing the strength of Whole-time Directors on the Board of the Bank to four, in addition to the Managing Director & Chief Executive Officer, in order to have sharper synergy and oversight, including on the subsidiaries of the Bank as well as to have larger pipeline for succession planning. The said position will be filled in consultation with the new Managing Director & Chief Executive Officer, after he/she takes charge of the position.

Necessary approval(s) from the shareholders of the Bank will be sought in due course.

None of the above persons are related to each other or to any other Director or Key Managerial Personnel of the Bank. Further, they are not debarred from holding the office of a director, by virtue of any SEBI order or any other such authority. Profiles of Mr. V. Srinivasa Rangan and Mr. Jimmy Tata are enclosed.

Details as required in terms of Regulation 30 read with Clause 7 of Paragraph A of Part A of Schedule III to the SEBI Listing Regulations read with SEBI Master Circular no. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 will be submitted after receipt of requisite approvals.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

PROFILE — MR. V. SRINIVASA RANGAN

Mr. V. Srinivasa Rangan, aged sixty-six (66) years, is the Executive Director of the Bank and heads the Human Resources, Corporate Legal, Group Oversight & Secretarial, Investment Banking, Information Security Group, Ethics Function and Fraud & Vigilance functions of the Bank.

He holds a Bachelor’s degree in Commerce from University of Delhi and is an Associate of the Institute of Chartered Accountants of India (ICAI).

Mr. Rangan was an Executive Director & Chief Financial Officer of HDFC Limited prior to its amalgamation with the Bank w.e.f. July 1, 2023 and is an expert in finance, accountancy, audit, economics, corporate governance, legal & regulatory compliance, risk management and strategic thinking. He has a vast experience in the housing finance and real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and Maldives.

He has been a member of various committees related to financial services such as RBI’s Committee on Asset Securitisation and Mortgage Backed Securitisation, Technical Group formed by National Housing Bank (NHB) for setting up of a Secondary Mortgage market Institution in India, NHB’s Working Group on Covered Bonds and NHB’s Working Group on Credit Enhancement Mechanism.

Mr. Rangan was conferred the "Best CFO in the Financial Sector for 2010" by ICAI. He was also honoured with “Lifetime Achievement Award” at the sixth edition of Financial Express CFO Awards 2023.

Mr. Rangan is a Director on the Board of Credila Financial Services Limited and HDFC Asset Management Company Limited.

Mr. Rangan is also a Member of the following Committees of the Bank:

•	IT Strategy Committee
•	Stakeholders’ Relationship Committee
•	Premises Committee
•	Committee for Resolution of NCLT Matters

PROFILE – MR. JIMMY TATA

Mr. Jimmy Tata is a Master of Financial Management from Jamnalal Bajaj Institute of Management and is also a Chartered Financial Analysts from the Institute of Chartered Financial Analyst of India. Mr. Tata has experience of 35 + years in the Banking and Financial sector.

Mr. Tata commenced his career in 1987 as a Consultant in Strategic Consultants Pvt Ltd. In 1989 he joined Apple Industries Ltd and the last position held was Head – in the Wholesale Leasing and Hire Purchase Division. Mr. Tata is associated with HDFC Bank since 1994. He joined as a Relationship Manager in Corporate Banking Department and over the years was promoted as Head of the Corporate Banking Department. In June 2013 he was appointed as Chief Risk Officer of HDFC Bank. As of date Mr. Tata is the Chief Credit Officer of HDFC Bank.

Mr. Tata is a Director (nominee of HDFC Bank) on the Boards of the International Asset Reconstruction Co. Pvt. Ltd, HDB Financial Services Ltd (subject to approval of RBI) and HDFC Trustee Company Limited.